Strategas Trust

c/o Strategas Securities, LLC

52 Vanderbilt Avenue 8th floor

New York, New York 10017

February 19, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Strategas Trust, Series 1-1,
Strategas Policy Basket Portfolio
Amendment No. 4 to Form S-6
File No. 333-248861; ICA File No. 811-23608

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Securities Act”) we, Strategas Trust (the “Registrant”), and Strategas Securities, LLC, the principal underwriter of the Registrant, respectfully request acceleration of Amendment No. 4 to the Registrant’s Registration Statement on Form S-6 (the “Amendment”) to 10:00 a.m. on February 23, 2021, or as soon as possible thereafter.

The Registrant acknowledges that it is seeking acceleration of effectiveness of the Amendment to a date prior to receipt of requested exemptive relief from certain provisions of the Investment Company Act of 1940 and the rules adopted thereunder (collectively, the “1940 Act”). The Registrant also acknowledges that such exemptive relief from certain provisions of the 1940 Act is not necessary for Strategas Policy Basket Portfolio, Series 1-1, as of the date hereof, and that it will not engage in any of the activities for which such relief is necessary unless and until such relief is granted.

We are aware of our obligations under the Securities Act, and believe that such acceleration would be consistent with the obligation of the Securities and Exchange Commission to have due regard for the protection of investors and would not be inconsistent with the purposes and policies of the 1940 Act.

Strategas Trust		Strategas Securities, LLC
By: Strategas Securities, LLC As Depositor

By:	/s/ Jason Trennert	By:	/s/ Jason Trennert
	Name: Jason Trennert		Name: Jason Trennert
	Title: Chief Executive Officer		Title: Chief Executive Officer